Press Release – Exhibit 99.1

Focus Media Reports Second Quarter 2006 Results
Revenue Increased by 246.8% and Net Income Increased by 283.4% Year-over-year

SHANGHAI, China, August 17, 2006 –Focus Media Holding Limited (Nasdaq: FMCN), China’s largest out-of-home multi-platform life-style media company, today announced its unaudited financial results for the second quarter ended June 30, 2006.

Highlights:
●	Total revenues grew 246.8% year-over-year and 52.6% quarter-over-quarter to $50.6 million.

● Net income for the quarter was $16.7 million compared to $4.3 million for the three months ended June 30, 2005, growing by 283.4% year-over-year. Net income, excluding non-cash share-based compensation expenses and amortization of acquired intangible assets resulting from acquisitions (non-GAAP) was $20.1 million.

● Our Commercial Location Network

■ Advertising service revenue from our commercial location network, including revenue from our outdoor LED network, grew 122.2% year-over-year and 44.7% quarter-over-quarter to $31.1 million.

■ Our Premier Office Building Channel A (“Premier Channel A”), which consists primarily of the office building locations on Focus Media’s commercial location network prior to the Target Media acquisition, accounted for approximately 78% of the commercial location advertising service revenue for the three months ended June 30, 2006. Other channels (Office Building Channel B, Elite Channel, Travel Channel, Fashion Channel and Healthcare Channel) and our outdoor LED network contributed the remaining 22%.

■ For the Premier Channel A, average advertising revenue per 30-second equivalent time slot (“ASP”) in Focus Media’s Tier-I Cities (Beijing, Shanghai, Guangzhou and Shenzhen) increased 4.8% to $12,320 in the second quarter from $11,760 in the first quarter of 2006, while ASP from Tier-II Cities (all other cities in which Focus Media operates directly or through regional distributors) decreased 13.7% to $2,293 in the second quarter from $2,656 in the first quarter of 2006 due to the relatively higher increase in the number of advertising time slots sold in some Tier-II cities with lower advertising rates. As a result, on a blended basis, ASP for the Premier Channel A decreased 8.7% to $4,455 in the second quarter from $4,882 in the first quarter of 2006.

■ During the second quarter of 2006, in addition to Tier-I cities, two of our Tier-II Cities, namely Chengdu and Changsha, have reached full capacity utilization excluding national holidays.

● Our In-store Network

■ Advertising service revenue from our in-store network grew 23.6% sequentially by quarter to $6.5 million in the second quarter of 2006.

■ The total number of stores covered by our in-store network by the end of June 30, 2006 decreased to 4,174, as compared to 5,218 store locations on March 31, 2006, mainly due to the cancellation of Target Media’s contracts with certain convenience store chains with relatively high rent. We will continue to optimize and adjust our network based on the need of our advertising clients and our internal financial targets. The installed base of hypermarkets increased to 872 hypermarkets from 809 hypermarkets as of March 31, 2006. The installed base of supermarkets and convenience stores decreased to 1,083 from 1,126 as of March 31, 2006 and 2,219 from 3,283 as of March 31, 2006, respectively.

● Our In-elevator Poster Frame Network

■ Advertising service revenue from our in-elevator poster frame network was $9.8 million in the second quarter 2006, up 61.3% from $6.1 million in the first quarter of 2006.

■ The total number of frames available for sale was 82,200 as of June 30, 2006, as compared to 74,353 as of March 31, 2006.

●	Focus Media Wireless

	■	Advertising service revenue from Focus Media Wireless was $3.1 million in the second quarter 2006.

Commenting on the second quarter results, Chief Executive Officer Jason Jiang said, “I am very pleased to report another record result for Focus Media. All of our media networks have shown strong growth momentum with significant improvement in gross margin and network utilization in this quarter. Meanwhile, we have taken important steps to optimize the acquired network from Target Media in order to improve our advertising clients’ return on investment from advertising with Focus Media. We believe we have built a solid foundation for our continuing growth in the advertising industry in China.”

Financial Results

For the second quarter of 2006, Focus Media reported total revenues of $50.6 million, an increase of 246.8% compared to $14.6 million for the second quarter of 2005 and an increase of 52.6% compared to $33.1 million for the first quarter of 2006.

Commercial Location Network

For the commercial location network, advertising service revenue was $31.1 million in the second quarter of 2006, an increase of 122.2% from $14.0 million in the second quarter of 2005 and an increase of 44.7% sequentially from $21.5 million in the previous quarter.

The total number of displays installed on our commercial location network in our directly operated cities decreased to 69,446 as of June 30, 2006 from 71,230 as of March 31, 2006 as we continue to add new displays while optimizing the acquired network from Target Media. The number of displays in networks operated by our regional distributors decreased to 3,712 as of June 30, 2006 from 3,779 as of March 31, 2006 mainly due to network adjustment at one of our regional distributors.

For our Premier Channel A, the total number of 30-second equivalent time slots sold (“Slots Sold”) in the second quarter of 2006 was 5,369, as compared to 3,904 in the previous quarter, while the number of 30-second equivalent time slots available for sale (“Network Capacity”) increased to 11,314 in the second quarter from 10,717 in the first quarter of 2006 due to network expansion into new cities. For our Premier Channel A, the occupancy rate, or Slots Sold expressed as a percentage of Network Capacity, was 92.8% in Tier-I Cities in the second quarter 2006 as compared to 91.4% in the same quarter last year and 41.8% in Tier-II Cities in the second quarter 2006 as compared to 34.9% in the same quarter last year. Time slots sold in Tier-I Cities increased 21.3% from the previous quarter. Time slots sold in Tier-II Cities increased 42.8% from the previous quarter. For the Premier Channel A, ASP in the Tier-I Cities continued to increase sequentially by 4.8% to $12,320 from $11,760 in the first quarter of 2006, while ASP from Tier-II Cities decreased 13.7% to $2,293 from $2,656 in the first quarter 2006 due to a relatively higher increase in advertising slot sold in some tier-II cities with lower prevailing advertising rates. On a blended basis, the Premier Channel A’s ASP decreased 8.7% to $4,455 in the second quarter from $4,882 in the first quarter of 2006 as advertising time slots sold in the Tier-II cities with lower advertising rates increased at a faster pace than slots sold in the Tier-I cities. Advertising revenue from Tier-I Cities on Premier Channel A accounted for 59.6% of advertising service revenue from Premier Channel A. The Premier Channel A accounted for approximately 78% of the total commercial location advertising service revenues in the quarter while other channels (Office Building Channel B, Elite Channel, Travel Channel, Fashion Channel and Healthcare Channel) and our outdoor LED network contributed the remaining 22%.

In-store Network

Advertising service revenue from our in-store network in the second quarter 2006 was $6.5 million, up 23.6% from $5.3 million in the first quarter of 2006 and 1830.7% from $0.3 million in the second quarter 2005. In the second quarter 2006, we further expanded the installed base of our hypermarkets to 872 hypermarkets from 809 hypermarkets in the first quarter. Due to network optimization and the cancellation of Target Media’s contracts with certain convenience store chains with relatively high rent, the number of supermarkets in our in-store network at the end of second quarter was 1,083, as compared to 1,126 as of March 31, 2006; whereas the number of convenience stores covered by our in-store network was reduced to 2,219 as of June 30, 2006 from 3,283 as of March 31, 2006. The number of displays installed in our in-store network increased to 35,511 as of June 30, 2006 compared to 33,765 as of March 31, 2006.

For the in-store network, the total number of 30-second equivalent time slots (on a per week per store basis) sold in the second quarter of 2006 was 87,450, as compared to 76,498 in the previous quarter. The number of 30-second equivalent time slots available for sale, or network capacity, was 261,360, as compared to 245, 314 in the previous quarter. The network occupancy rate was 33.5% in the second quarter as compared to 31.2% in the first quarter 2006. The average advertising revenue per 30-second equivalent time slot per week per store was $75 for the in-store network in second quarter of 2006, up from $69 in first quarter of 2006.

Poster Frame Network

Advertising service revenue from our poster frame network placed primarily in the elevators of residential complexes was $9.8 million in the second quarter of 2006, up 61.3% from $6.1 million in the first quarter of 2006. The total number of frames available for sale was 82,200 as of June 30, 2006, as compared to 74,353 as of March 31, 2006. The number of frame slots (on a monthly basis) sold in the second quarter was 154,793, as compared to 90,262 in the previous quarter. The network capacity calculated based on the number of frame slots (on a monthly basis) available for sale in the second quarter of 2006 was 243,959, as compared to 208,659 in the previous quarter. The network occupancy rate was 63.5%, up from 43.3% in the first quarter of 2006. Average advertising revenue per frame slot was $63 per month in the second quarter of 2006 as compared to $67 per month in the first quarter of 2006 due to a faster rate of increase in the number of frame slots sold in cities with lower prevailing advertising rates.

Advertising on Wireless Network

Advertising service revenue from Focus Media Wireless in the second quarter of 2006 was $3.1 million. The total number of messages delivered by Focus Media Wireless was 990 million in the second quarter of 2006.

In the second quarter of 2006, leveraging our unique database of over 70 million WAP (“Wireless Access Protocol”) users in China, we successfully launched two new business models under Focus Media Wireless, namely DirectAd and DotAd. DirectAd services traditional business clients (rather than mobile value-added service providers) for delivering SMS- or MMS-based advertising to targeted mobile user groups. DotAd delivers banner advertising on WAP pages of our WVAS (“Wireless Value Added Service”) partners based on user profiles.

“Both of our new mobile business models address the need of advertisers for delivering targeted advertising to their potential customers,” said Daniel Wu, CFO of Focus Media. “Although both businesses currently contribute a very small percentage of Focus Media’s total revenue, we believe this is an important step towards building an effective advertising platform for our advertising clients on the wireless front.”

In the second quarter of 2006, we added approximately 350 new advertising clients, bringing the cumulative number of advertisers on the Focus Media commercial location network and in-store network to over 2,000. In addition, approximately 680 advertisers cumulatively purchased frame advertising on our poster frame network as of the end of second quarter of 2006.

Gross profit for the second quarter of 2006 was $29.8 million, representing an increase of 232.1% compared to $9.0 million for the corresponding period a year ago and a 60.9% increase compared to $18.5 million in the first quarter 2006. Gross margin for the second quarter was 58.9%, up from 55.8% in the previous quarter. For the commercial location network (including our outdoor LED network), gross margin was 63.8% in the second quarter 2006, higher than 62.6% in the first quarter of 2006 but lower than 70.9% in the second quarter 2005 due to the lower utilization rate of our sub-channels (including Office Building Channel B) and outdoor LED network launched in 2006. As we continue to improve the utilization rate, we believe our commercial location gross margin will continue to improve. For the in-store network, gross margin was 32.9% in the second quarter of 2006, increasing from 24.9% in the first quarter of 2006. For the poster frame network, gross margin was 71.2% in the second quarter of 2006, as compared to 60.5% in the first quarter of 2006. For Focus Media wireless, gross margin was 26.0% in the second quarter of 2006.

The second-quarter of 2006 operating expenses totaled $13.1 million, including $1.5 million in acquired intangible asset amortization resulting from acquisitions and non-cash share-based compensation expense of $1.9 million. Operating expenses as a percentage of total revenues in the second quarter was 25.9%, as compared to 28.5% in the previous quarter. Selling and marketing expenses in the second quarter totaled $5.3 million or 10.5% of total revenues. General and administrative expense in the second quarter was $6.3 million or 12.5% of total revenues. As a result, operating margin in the second quarter of 2006 was 33.0%, up from 27.3% in the first quarter of 2006. Excluding non-cash share-based compensation expense and acquired intangible asset amortization expense, operating margin (non-GAAP) would have been 39.7%.

Net income for the second quarter of 2006 was $16.7 million, an increase of 283.4% compared to $4.3 million for the same period in 2005.  Fully diluted net income per ADS for the second quarter of 2006 was $0.31. Net income excluding non-cash share-based compensation expenses and amortization of acquired intangible assets resulting from acquisitions (non-GAAP) in the second quarter of 2006 was $20.1 million, or $0.38 per fully diluted ADS.

In the second quarter of 2006, cash flow from operating activities was $12.6 million, increasing 162.5% from $4.8 million in the previous quarter. Total depreciation expense was $3.5 million. Day Sales Outstanding (“DSO”) was 73 days. As of June 30, 2006, the company had a cash and bank balance of $122.7 million.

Other Recent Developments

On April 26, 2006, Focus Media announced the launch of its outdoor LED advertising network. Focus Media’s outdoor LED network consists of approximately 75 LED digital billboards installed on the street-sides in major shopping districts and other premium commercial areas in Shanghai. The outdoor LED advertising network is included in the commercial location network when compiling financial results.

In June 2006, Focus Media and certain of its pre-IPO shareholders successfully completed a secondary offering. In this offering, including the greenshoe exercised by the underwriters, Focus Media issued 1,600,000 ADSs and its selling shareholders sold 6,100,000 ADSs to the public.

Focus Media continued to expand its network coverage. During the second quarter, Focus Media signed up Ganzhou in Jiangxi Province, Liuzhou and Guilin in Guangxi Province, Tongliao in the Inner Mongolia Autonomous Region , and Baoding in Hebei Province as our regional distributors of commercial location network, bringing the total number of cities covered by Focus Media commercial location network to over 90. In August, we added a new sub-Channel to our commercial location network: the IT (“Information Technology”) Mall Channel. IT advertisement spending is one of the fastest growing segments in the advertising market in China, and shopping malls devoted to IT products, including computers, networking equipment, mobile phones and other types of IT products, have been expanding as a new and discrete type of shopping venue in China. Focus Media has installed LCD screens at many captive locations such as elevator lobbies, escalators, main corridors and direction post areas throughout IT Malls where shoppers tend to converge. Today, our IT Mall Channel already covers approximately 200 locations in 11 major cities in China, including many of the leading IT Malls in Beijing and Shanghai.

On June 29, 2006, the company acquired Shanghai Pinone Advertisement Company Limited, which owned and operated approximately 3,000 in-elevator post frames in Shanghai.

In July 2006, we entered into a share purchase agreement with the shareholders of ACL, a British Virgin Islands company, to purchase 70% of the equity interest in ACL.  ACL, through its affiliated PRC entity, leases screen time from movie theaters in cities in China, and then sells those time slots to advertisers.  Under its contracts with movie theaters, ACL has the right to three minutes of screen time prior to the screening of each movie shown in the theater.  Under the terms of the share purchase agreement, we made an initial deposit payment of $2.8 million to the shareholders of ACL upon signing.  We will pay the shareholders of ACL additional earn-out payments calculated according to their attainment of certain earnings targets in respect of each of the years ending August 31, 2006, 2007 and 2008.   The transaction is expected to close on or about September 1, 2006, subject to certain customary closing conditions.

In July 2006, we signed a definitive term sheet to acquire 90% of Ya Fei Advertisement Company (“Ya Fei”) to further expand our outdoor LED network in Shanghai. Upon the closing of this acquisition, we will add an additional 96 4-ft by 6-ft outdoor LED digital billboards installed on street-sides in major commercial areas in Shanghai. Ya Fei has the right to operate these LED screens for at least 15 years from today. The acquisition is expected to close before the end of 2006.

BUSINESS OUTLOOK

The company estimates its total revenues for the third quarter of 2006 to range from $58 million to $60 million. Third quarter 2006 net income excluding share-based compensation expenses and amortization of acquired intangible assets resulting from acquisitions (non-GAAP) is expected to be between $26 million and $27 million.
        .

USE OF NON-GAAP FINANCIAL MEASURES

In addition to Focus Media’s consolidated financial results under GAAP, the company also provides non-GAAP financial measures, including non-GAAP operating profit, non-GAAP net income and earning per fully diluted ADS, all excluding non-cash share-based compensation and amortization of acquired intangible assets resulting from acquisitions. The company believes that the non-GAAP financial measures will provide investors with another method for assessing Focus Media’s operating results in a manner that is focused on the performance of its ongoing operations. Readers are cautioned not to view non-GAAP results on a stand-alone basis or as a substitute for results under GAAP, or as being comparable to results reported or forecasted by other companies, and should refer to the reconciliation of GAAP results with non-GAAP results for the three-month periods of 2005 and 2006, respectively, in the attached financial statements.

The company believes that both management and investors benefit from referring to these non-GAAP financial measures in assessing the performance of Focus Media’s liquidity and when planning and forecasting future periods. The company computes its non-GAAP financial measures using the same consistent method from quarter to quarter. The accompanying tables have more details on the GAAP financial measures that are most directly comparable to non-GAAP financial measures and the related reconciliation between these financial measures.

Focus Media Holding Ltd.
Reconciliation of Non-GAAP to GAAP
(U.S. Dollars in thousands, except share data)

	Three months ended			Six months ended
	2006-6-30	2005-6-30	2006-3-31	2006-6-30	2005-6-30
	(unaudited)	(unaudited)	(unaudited)	(unaudited)	(unaudited)
GAAP net income attributable to shareholders	$16,671	$4,348	$9,433	$26,104	$6,990

Amortization of acquired intangible assets	1,494	123	999	2,493	190
Share-based compensation	1,897	281	1,466	3,363	587
Non-GAAP net income	$20,062	$4,752	$11,898	$31,960	$7,767

Non-GAAP income per ADS — basic	$0.39	$0.33	$0.27	$0.67	$0.55

Non-GAAP income per ADS — diluted	$0.38	$0.15	$0.26	$0.64	$0.24

Shares used in calculating basic Non-GAAP income per ADS	50,913,117	14,246,460	43,823,209	47,367,859	14,246,460

Shares used in calculating diluted Non-GAAP income per ADS	53,273,694	32,556,525	46,589,532	49,567,707	32,547,730

TODAY’S CONFERENCE CALL

Focus Media will host a conference call to discuss the second-quarter 2006 financial results and third-quarter 2006 business outlook at 9:00 p.m. U.S. Eastern Time on August 17, 2006 (6:00 p.m. U.S. Pacific Time on August 17, 2006; 9:00 a.m. Beijing/Hong Kong time on August 18, 2006). The dial-in details for the live conference call are: U.S. Toll Free Number +1- 866-713-8307, Hong Kong dial-in number +852-3002-1672, International dial-in number +1-617-597-5307; Pass code 93619008.

A replay of the call will be available from August 17, 2006 until August 24, 2006 (U.S. Eastern Time). The dial-in details for the replay are: U.S. Toll Free Number +1-888-286-8010; international dial-in number +1-617-801-6888; pass code 18535478. A webcast of this call will also be available live and archived on Focus Media’s website at ir.focusmedia.cn.

ABOUT FOCUS MEDIA HOLDING LIMITED

Focus Media Holding Limited (Nasdaq: FMCN) is China’s leading out-of-home multi-platform life-style media company, which operates the largest out-of-home advertising network in China using audiovisual flat-panel displays. Based on an audience-centric approach, Focus Media provides targeted advertising channels which cover specific demographics groups and their daily activities, from office buildings to retail chain stores, residential building, shopping malls, golf country clubs, airports, and airport transit buses. As of June 30, 2006, Focus Media had approximately 70,000 display units in our commercial location network, 35,000 display units in our in-store network, 82,000 advertising poster frames installed throughout China and 74 outdoor LED displays in Shanghai. Over 2000 international and domestic advertisers had placed advertisements through our networks as of June 30, 2006. For more information about Focus Media, please visit our website ir.focusmedia.cn.

SAFE HARBOR: FORWARD-LOOKING STATEMENTS

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Among other things, the Business Outlook section and quotations from management in this press release, as well as Focus Media’s strategic and operational plans, contain forward-looking statements. Focus Media may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission on forms 20-F and 6-K., in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about Focus Media’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. Potential risks and uncertainties include, but are not limited to, risks outlined in Focus Media’s filings with the U.S. Securities and Exchange Commission, including its registration statements on Form F-1, as amended. Focus Media does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

Investor and Media contact:

Jie Chen

Tel: +86 21 32124661*6607

Email: ir@focusmedia.cn

FOCUS MEDIA HOLDING LIMITED
UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(U.S. Dollars in thousands)

	2006-6-30	2005-12-31
	(unaudited)	(unaudited)
ASSETS
Current assets
Cash and cash equivalents	$122,684	$36,653
Investment in available-for-sale securities	34,825	34,836
Accounts receivables, net	50,597	22,235
Inventories	737	480
Prepaid expenses and other current assets	3,551	45,364
Amount due from related parties	3,260	2,073
Total current assets	$215,654	$141,641

Rental Deposits	10,553	11,819
Equipment, net	70,518	43,695
Acquired intangible assets, net	29,849	1,158
Goodwill	494,193	13,298
Long term investments	63	—
Other long term assets	566	—
Deferred tax assets	375	743
Total assets	$821,771	$212,354

LIABILITIES AND SHAREHOLDERS’ EQUITY (DEFICIENCY)
Current liabilities
Short term bank loans	$23,351	$991
Other short term loans	3,042	—
Accounts payable	5,231	5,848
Accrued expenses & other current liabilities	47,495	11,747
Income taxes payable	2,746	2,108
Total current liabilities	$81,865	$20,694

Minority interest	424	246
Shareholders’ equity
Ordinary shares	26	19
Additional paid in capital	694,873	177,420
Deferred compensation charge	—	(247)
Retained earnings	39,101	12,997
Accumulated other comprehensive income	5,482	1,225
Total shareholders’ equity	$739,482	$191,414

Total liabilities and shareholders’ equity	$821,771	$212,354

FOCUS MEDIA HOLDING LIMITED
UNAUDITED CONSOLIDATED STATEMENTS OF OPERATIONS
(U.S. Dollar in thousands, except share data)

	Three months ended			Six months ended
	2006-6-30	2005-6-30	2006-3-31	2006-6-30	2005-6-30
	(unaudited)	(unaudited)	(unaudited)	(unaudited)	(unaudited)
Net revenues (note 3):
- Commercial Locations	$31,064	$13,981	$21,472	$52,536	$23,413
- In-store Network	6,545	339	5,294	11,839	339
- In-elevator Poster Frame Network	9,785	—	6,067	15,852	—
- Mobile Handset Advertising network	3,076	—	—	3,076	—
Advertising Equipment Revenue	106	264	304	410	406

Total revenues	$50,576	14,584	$33,137	$83,713	$24,158

Cost of revenues:
Net advertising service cost
- Commercial Locations	11,244	4,066	8,035	19,279	7,255
- In-store Network	4,394	1,365	3,973	8,367	1,365
- In-elevator Poster Frame Network	2,815	—	2,397	5,212	—
- Mobile Handset Advertising network	2,275	—	—	2,275	—
Advertising Equipment Cost	80	189	232	312	260
Total cost of revenues	20,808	5,620	14,637	35,445	8,880
Gross profit	29,768	8,964	18,500	48,268	15,278
Operating expenses:
General and administrative (note 4)	6,298	2,346	4,395	10,693	4,227
Selling and marketing (note 4)	5,310	1,954	4,057	9,367	3,446
Amortization of acquired intangible assets	1,494	123	999	2,493	190
Total operating expenses	13,102	4,423	9,451	22,553	7,863

Income from operations	16,666	4,541	9,049	25,715	7,415
Interest income (expenses), net	605	20	886	1,491	31
Other income (expenses), net	(136)	(3)	75	(61)	2
Income before tax and minority interests	17,135	4,558	10,010	27,145	7,448
Income tax expense
- Current	553	222	65	618	445
- Deferred	(180)	(67)	552	372	(42)
Total income taxes	373	155	617	990	403

Income before minority interests	16,762	4,403	9,393	26,155	7,045
Minority Interests	91	55	(40)	51	55

Net income	$16,671	4,348	$9,433	$26,104	$6,990
Income per ADS — basic	$0.33	$0.31	$0.22	$0.55	$0.49

Income per ADS — diluted	$0.31	$0.13	$0.20	$0.53	$0.21

Shares used in calculating basic income per ADS	50,913,117	14,246,460	43,823,209	47,367,859	14,246,460

Shares used in calculating diluted income per ADS	53,273,694	32,556,525	46,589,532	49,567,707	32,547,730

Notes:

Note 1: Note 2: Note 3:	Basic income per ADS is computed by dividing income attributable to holders of ordinary shares by the weighted average number of ADS outstanding during the year/period. Diluted income per ADS reflects the potential dilution that could occur if securities or other contracts to issue ADS were exercised or converted into ADS.
The conversion of Renminbi (“RMB”) amounts into USD amounts is based on the rate of USD1 = RMB7.9956 on June
30, 2006.
Details of net revenues are as follows (U.S. Dollars in thousands):

	Three months ended			Six months ended
	2006-6-30	2005-6-30	2006-3-31	2006-6-30	2005-6-30
	(unaudited)	(unaudited)	(unaudited)	(unaudited)	(unaudited)

Gross Advertising Service Revenue:
Commercial Locations
- Unrelated parties	$32,331	$13,700	$21,200	53,531	$22,934
- Related parties	1,692	1,699	2,354	4,046	2,833
Total Commercial Locations	34,023	15,399	23,554	57,577	25,767

In-store Network
- Unrelated parties	6,661	373	5,216	11,877	373
- Related parties	581	—	602	1,183	—

Total in-store network	7,242	373	5,818	13,060	373

In-elevator Poster Frame Network
- Unrelated parties	10,752	—	6,658	17,410	—
Total In-elevator Poster Frame Network	10,752	—	6,658	17,410	—

Mobile Handset Advertising Network
- Unrelated parties	3,365	—	—	3,365	—
Total Mobile Handset Advertising Network	3,365	—	—	3,365	—

Gross Advertising Services Revenue:	55,382	15,772	36,030	91,412	26,140
Less: Sales taxes£º
Commercial Locations	2,959	1,418	2,082	5,041	2,354
In-store Network	697	34	524	1,221	34
In-elevator Poster Frame Network	967	—	591	1,558	—
Mobile Handset Advertising Network	289	—	—	289	—

Total sales taxes	4,912	1,452	3,197	8,109	2,388

Net Advertising Service Revenue	50,470	14,320	32,833	83,303	23,752
Add: Advertising Equipment Revenue:	106	264	304	410	406
Net revenues:	$50,576	$14,584	$33,137	$83,713	$24,158

Note 4: Share based compensations included under SFAS 123R are as follows (U.S. Dollars in thousands):

	Three months ended			Six months ended
	2006-6-30	2005-6-30	2006-3-31	2006-6-30	2005-6-30
	(unaudited)	(unaudited)	(unaudited)	(unaudited)	(unaudited)
Selling and marketing	$341	$14	$337	$678	$28
General and administrative	1,556	267	1,129	2,685	587

Total	$1,897	$281	$1,466	$3,363	$615

Note 5: The Company has performed the purchase price allocation on their small acquisitions based on an internal valuation performed by management.  The purchase price allocation will be revised once the independent valuation report is obtained.

Focus Media Holding Ltd.
Reconciliation of Non-GAAP to GAAP
(U.S. Dollar in thousands, except share data)

	Three months ended			Six months ended
	2006-6-30	2005-6-30	2006-3-31	2006-6-30	2005-6-30
	(unaudited)	(unaudited)	(unaudited)	(unaudited)	(unaudited)
GAAP net income attributable to shareholders	$16,671	$4,348	$9,433	$26,104	$6,990

Amortization of acquired intangible assets	1,494	123	999	2,493	190
Share-based compensation	1,897	281	1,466	3,363	587
Non-GAAP net income	$20,062	$4,752	$11,898	$31,960	$7,767

Non-GAAP income per ADS — basic	$0.39	$0.33	$0.27	$0.67	$0.55

Non-GAAP income per ADS — diluted	$0.38	$0.15	$0.26	$0.64	$0.24

Shares used in calculating basic Non-GAAP income per ADS	50,913,117	14,246,460	43,823,209	47,367,859	14,246,460

Shares used in calculating diluted Non-GAAP income per ADS	53,273,694	32,556,525	46,589,532	49,567,707	32,547,730